Exhibit 99.1

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev General Shareholders’

Meeting approves dividend payment 2019

3 June 2020 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) is pleased to announce that the General Shareholders’ Meeting of 3 June 2020 has approved the annual accounts for the year ended 31 December 2019, as well as the gross total dividend for 2019 of EUR 1.30 proposed by the Board of Directors. Taking into account the gross interim dividend of EUR 0.80 per share paid in November 2019, a gross final dividend of EUR 0.50 will be payable upon presentation of coupon n° 28. The calendar for the payment of the final dividend is as follows:

Dividend Timeline
	Ex-coupon date	Record Date	Payment date
Euronext	09 June 2020	10 June 2020	11 June 2020
MEXBOL	09 June 2020	10 June 2020	11 June 2020
JSE	10 June 2020	12 June 2020	15 June 2020
NYSE (ADR program)	09 June 2020	10 June 2020	09 July 2020
Restricted Shares	09 June 2020	10 June 2020	11 June 2020

The General Shareholders’ Meeting has also approved the following resolutions:

•

Several amendments to the articles of association aiming at aligning them to the new Belgian Code of Companies and Associations, as were detailed in the convening notice to the General Shareholders Meeting.

•	Granting discharge to the directors and to the statutory auditor of the Company for the performance of their duties during the financial year 2019.

•

Reappointment of Ms. Michele Burns and Mr. Elio Leoni Sceti as independent directors, reappointment of Ms. María Asuncion Aramburuzabala, Mr. Alexandre Van Damme, Mr. Grégoire de Spoelberch, Mr. Paul Cornet de Ways Ruart and Mr. Paulo Lemann as directors and appointment of Mr. Roberto Thompson Motta as director (succeeding Mr. Marcel Telles). Their director term will end after the annual shareholders’ to be held in 2024.

•

Reappointment of Messrs. Martin J. Barrington, William Gifford and Alejandro Santo Domingo, as Restricted Share Directors. Their renewed term will end after the annual shareholders’ meeting to be held in 2021.

•	Approval of the Remuneration Report for the financial year 2019, including the Remuneration Policy.

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariya Glukhova	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariya.glukhova@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

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